Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8513

WRITER’S EMAIL

william.ho@morganlewis.com

February 23, 2024

Confidential

Mr. Frank Knapp

Ms. Jennifer Monick

Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reitar Logtech Holdings Limited
Response to the Staff’s Comments on the Amendment No. 5 to Draft Registration Statement on Form F-1 Confidentially Submitted on January 24, 2024 CIK No. 0001951229

Dear Mr. Knapp, Ms. Monick, Mr. Regan and Ms. Mills-Apenteng:

On behalf of our client, Reitar Logtech Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 12, 2024 on the Company’s amendment No. 5 to the draft registration statement on Form F-1 confidentially submitted on January 24, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 5 to Draft Registration Statement on Form F-1

Experts, page 153

1.	Please revise to identify each specific set of audited and reviewed financial statements included in your registration statement.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 153 of the Revised Draft Registration Statement.

Reitar Logtech Holdings Limited Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-4

2.	We note you retrospectively restated your weighted average number of ordinary shares for the year ended March 31, 2023. In light of your issuance of shares in November 2022, please clarify for us how the weighted average shares for the year ended March 31, 2023 is the same number of shares that are outstanding as of March 31, 2023.

In response to the Staff’s comment, the Company respectfully submits that the weighted average number of ordinary shares (basic and diluted) for the years ended March 31, 2021, 2022 and 2023 is 15,000, 15,000 and 20,877, respectively. The Company has revised the referenced disclosure on page F-4 of the Revised Draft Registration Statement.

Reitar Capital Partners Limited Consolidated Financial Statements, page F-39

3.	We note your response to our comment 4 and your inclusion of the financial statements for Reitar Capital Partners Limited as of and for the years ended March 31, 2023 and 2022. We note you acquired Reitar Capital Partners Limited in November 2022. Please tell us how you determined it was appropriate to present pre-acquisition and post-acquisition financial statements on a combined basis. Alternatively, please revise to provide pre-acquisition financial statements for the periods required by Rule 3-05 of Regulation S-X.

In response to the Staff’s comment, the Company has revised to include the audited financial statements of Reitar Capital Partners Limited for the years ended March 31, 2021 and 2022 from page F-77 to F-80 of the Revised Draft Registration Statement, and the unaudited interim condensed consolidated statements of income and comprehensive income and unaudited interim condensed consolidated statements of cash flows for the six month periods ended September 30, 2021 and 2022, and the condensed consolidated balance sheets as of March 31, 2022 (audited) and September 30, 2022 (unaudited) of Reitar Capital Partners Limited from page F-95 to F-98 of the Revised Draft Registration Statement, as required by Rule 3-05 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Information, page F-66

4.	Please tell us and revise your filing to clarify where you have derived the information in the column for Reitar Capital Partners Limited (Historical).

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-116 and F-117 to clarify that the information in the column for Reitar Capital Partners Limited is derived from the historical financial statements of Reitar Capital Partners Limited for the period of April 1, 2022 through the acquisition date (i.e. November 9, 2022), as adjusted to give effect to the acquisition.

Reitar Logtech Holdings Limited Unaudited Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Cash Flows, page F-72

5.	It appears that your statement of cash flows does not incorporate the change in restricted cash. Please tell us how your presentation is consistent with ASC 230-10-45-4.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-43 and F-44 of the Revised Draft Registration Statement.

Notes to the Unaudited Condensed Consolidated Financial Statements

18. Taxes, page F-96

6.	Please expand your disclosure to explain in more detail the nature of the “Tax losses not recognized” differential of 50.6% for the six months ended September 30, 2023 in the effective tax rate reconciliation table. We refer you to ASC 740-10-50-12.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-68 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8513 or via e-mail at william.ho@morganlewis.com or Ms. Louise L. Liu at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ William Ho
William Ho
Partner

cc:	Kin Chung Chan, Chairman and Chief Executive Officer, Reitar Logtech Holdings Limited

Ka Chai Ng, Chief Financial Officer, Reitar Logtech Holdings Limited

Louise L. Liu, Esq., Partner, Morgan, Lewis & Bockius

Ross David Carmel, Esq., Partner, Sichenzia Ross Ference Carmel LLP

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